Chapman and Cutler LLP                                    111 West Monroe Street
                                                         Chicago, Illinois 60603


                               December 12, 2018



Sally Samuel
U.S. Securities and Exchange Commission
Division of Investment Management
Disclosure Review and Accounting Office
100 F Street, N.E.
Washington, D.C. 20549

       Re:                          FT 7767
                Interest Rate Hedge and ETF Portfolio, Series 23
                                 (the "Trust")
                      CIK No. 1754230 File No. 333-228412
--------------------------------------------------------------------------------

Dear Ms. Samuel:

       We received your comment regarding the Registration Statement for the above captioned Trust. This letter serves to respond to your comment.

COMMENTS

Portfolio Objective

       1. PLEASE REVISE THE DISCLOSURE TO BETTER EXPLAIN HOW THE INTEREST RATE STRATEGY WORKS IN THE CONTEXT OF THE TRUST'S INVESTMENTS. PLEASE CLARIFY HOW THE TRUST'S INVESTMENTS ACCOMPLISH THE STATED STRATEGY.

       Response: The following disclosure will be added to the Trust's prospectus in a definitive filing.

              A rising interest rate environment is generally associated with economic growth, which provides a favorable environment for equity securities. Because convertible securities offer the option of converting to equity securities, they tend to increase in value as the economy grows. Rising inflation can be an additional consequence of economic growth, which generally will cause the value of TIPS to rise. Periods of economic growth may also cause an increase in demand for energy production, which can benefit the value of MLPs. An additional effect of a growing economy is increased demand for office and other commercial real estate, allowing for higher occupancy rates and, in turn, increased rent prices, providing a benefit to REITs. The prices of limited duration bonds are less sensitive to rising interest rates than are longer duration bonds, while often providing a higher yield, which can help offset price declines.

       We appreciate your prompt attention to this Registration Statement. If you have any questions or comments or would like to discuss our responses to your questions please feel free to contact Brian D. Free at (312) 845-3017 or the undersigned at (312) 835-3721.

                                                   Very truly yours,

                                                   CHAPMAN AND CUTLER LLP


                                                   By  /s/ Daniel J. Fallon
                                                       _________________________
                                                           Daniel J. Fallon

Enclosures